Emmaus Life Sciences, Inc.

20725 S. Western Ave., Ste. 136

Torrance, CA 90501

July 26, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attention: John Reynolds
Assistant Director

Re:	Emmaus Life Sciences, Inc. (f/k/a Emmaus Holdings, Inc.)
Request to Withdraw Registration Statement on Form S-1
File No. 333-175434

Dear Mr. Reynolds:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Emmaus Life Sciences, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-175434), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on July 11, 2011 and was last amended on April 10, 2012.

The Company submits this request for withdrawal because it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Company confirms that the Registration Statement has not been declared effective and that no securities have been sold pursuant to the Registration Statement or the prospectus contained therein. The Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Act.

The Company further requests that in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send a copy of the written order granting withdrawal of the Registration Statement to the undersigned at Emmaus Life Sciences, Inc., 20725 S. Western Ave., Ste. 136, Torrance, CA, 90501, facsimile number (310) 214-0075.

If you have any questions regarding this request for withdrawal, please contact our counsel Kelly Babson of Nixon Peabody LLP at (617) 345-1036 or by email at kdbabson@nixonpeabody.com.

Respectfully submitted,

/s/ Yutaka Niihara
Yutaka Niihara, M.D., MPH
President and Chief Executive Officer